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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No.   )*

                          US Industrial Services, Inc.

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                                (Name of Issuer)

                     Common Stock, par value $.01 per share

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                         (Title of Class of Securities)


                                  90332T 10 6
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                                 (CUSIP Number)

                               Frank J. Fradella
                          US Industrial Services, Inc.
                                11850 Jones road
                              Houston, Texas 77070
                          Telephone no. (281) 807-5033
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 23, 2001

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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 90332T 10 6                 13D
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Tyrrell L. Garth
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,299,096
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,299,096
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,299,096
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of US Industrial Services, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 11850 Jones Road, Houston, Texas 77070.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a) This statement is filed by Tyrrell L. Garth, an individual ("Garth").

      (b) The business address of Garth is c/o Cheyenne Capital,350 Dowlen Road, Suite 200, Beaumont, Texas 77706.

      (c) Garth's principal occupation is serving as President of Cheyenne Capital, a financial services company.

      (d) Garth has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Garth has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Garth is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The source and the amount of funds or other consideration used by Garth in obtaining the shares of the Common Stock he purchased, as described herein, is as follows:

      On December 27, 1999, Garth was issued a warrant to purchase 25,160 shares of the Company's Common Stock on or before December 31, 2004, at an exercise price of $1.50 per share (the "Warrant"). The Warrant was issued to Garth in connection with a settlement of claims by Garth and other investors against the Company for failure to pay amounts owed pursuant to a debenture issued by the Company to such individuals.

      During the period commencing approximately two (2) years, and ending approximately three (3) months, prior to the date hereof, Garth purchased an aggregate of 13,500 shares of Common Stock of the Company on the open market at various per share prices averaging approximately $5.00 to $6.00. All of such shares are currently held by Garth's self-directed Individual Retirement Account.

      On March 23, 2001, Garth purchased an additional 1,260,436 shares of Common Stock (the "Additional Shares") for a purchase price of $700,000 paid by Garth in cash. The Additional Shares were purchased through Frank J. Fradella, the President and Chief Executive Officer of the Company ("Fradella") in his capacity as third party nominee for Garth. Fradella purchased the Additional Shares pursuant to a Stock Purchase Agreement with Deere Park Capital, L.L.C. Garth and Fradella


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have a pre-existing relationship but Fradella has no voting or other arrangements with Garth with respect to the Additional Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

      Garth acquired his 1,299,096 shares of Common Stock of the Company for investment purposes. Garth intends to transfer 20,000 of his shares to each of his two children as gifts. With the exception of such gifts, Garth currently has no plans to acquire additional equity in the Company, except his potential exercise of the Warrant. Garth has no plans or proposals which relate to or would result in any of the following:

      (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

      (c) A sale or transfer of a material amount of assets of the Company;

      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

      (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j) Any action similar to those enumerated above.

      Any decision by Garth in the future to take any such actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) The aggregate percentage of shares of Common Stock reported owned by Garth is based upon 8,763,982 shares outstanding, which is the total number of shares of Common Stock outstanding on December 31, 2000, as reported by the Company in its Form 10-QSB for the period ended December 31, 2000, filed with the Securities and Exchange Commission on February 21, 2001. Garth beneficially owns 1,299,096 shares of Common Stock, representing approximately 14.8% of the number of issued and outstanding shares of Common Stock as of December 31, 2000.

      (b) Garth has the sole power to vote and dispose of all of the shares of Common Stock beneficially owned by him.

      (c) Other than the acquisition of the Additional Shares described in item 3 above, Garth has not engaged in any transactions in the Common Stock within the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Garth has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.




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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 24, 2001



                                       /s/ Tyrrell L. Garth
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                                       Tyrrell L. Garth